                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X      Form 40-F
                    ----              ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  X
              ---      ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.

Form 6-K for the month of July, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of June and Cumulative for 6 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of May 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods

                                                                 [CNH LOGO]

                                CNH Global N.V.

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
          During the Month of June and Cumulative for 6 Months, 2001,
     And Indicators of North American Dealer Inventory Levels for Selected
                 Agricultural Equipment at the End of May 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ("EMI") and of the Canadian Farm and Industrial Equipment Institute ("CFIEI").

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                         CNH Global N.V.                June N.A. Activity

-------------------------------------------------------------------------------------------------------------
                                  SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
-------------------------------------------------------------------------------------------------------------
                                TOTAL NORTH AMERICAN                    CNH RELATIVE PERFORMANCE
CATEGORY                              INDUSTRY                                (ALL BRANDS)
-------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF JUNE 2001
-------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)               9.4                       Up moderately more than the industry
-------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)              1.6                             Up equal to the industry
-------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)               1.9                      Up significantly more than the industry
-------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                 24.3                       Up moderately more than the industry
-------------------------------------------------------------------------------------------------------------
Total tractors                          6.4                       Up moderately more than the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Combines                               33.1                      Up significantly more than the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Loader/backhoes                       (12.2)                      Down, slightly more than the industry
-------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                      (.9)                              Up low single digits
-------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                (10.2)                      Down slightly more than the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
6 MONTHS, 2001
-------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)               9.5                       Up moderately more than the industry
-------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)              6.9                                       Flat
-------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)               7.2                               Up mid single digits
-------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                 19.9                      Up significantly more than the industry
-------------------------------------------------------------------------------------------------------------
Total tractors                          8.7                           Up in line with the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Combines                               28.9                      Up but slightly less than the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Loader/backhoes                       (22.8)                     Down moderately more than the industry
-------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                     (8.6)                 Down, less than the industry, mid single digits
-------------------------------------------------------------------------------------------------------------
Total Heavy                           (14.0)                      Down slightly more than the industry
Construction Equipment
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF MAY 2001
-------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)        8.2 months supply              More than 1 Month lower than the industry
-------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)       6.2 months supply                   1 Month lower than the industry
-------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)        4.3 months supply               About 1/2 Month lower than the industry
-------------------------------------------------------------------------------------------------------------
4 wheel drive tractors           3.6 months supply                   1 Month lower than the industry
-------------------------------------------------------------------------------------------------------------
Total tractors                   7.0 months supply              More than 1 Month lower than the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Combines                         4.4 months supply             More than 1 Month higher than the industry
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

Dated: July 18, 2001

                             JUNE 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                         (REPORT RELEASED JULY 11, 2001)


EQUIPMENT                                                                                MAY 2001
---------              JUNE       JUNE          %       Y-T-D      Y-T-D           %    U.S. Field
                       2001       2000         CHG.      2001       2000          CHG.   Inventory
                       ----       ----         ----      ----       ----          ----   ---------
2 WHEEL DRIVE
Under 40 HP           11,380     10,397         10%     48,655     44,469          9%     58,348
--------------------------------------------------------------------------------------------------
40 & Under 100 HP      5,935      5,864          1%     27,020     25,239          7%     26,423
--------------------------------------------------------------------------------------------------
100 HP & Over          1,015      1,055         -4%      9,720      9,330          4%      5,619
--------------------------------------------------------------------------------------------------
TOTAL                 18,330     17,316          6%     85,395     79,038          8%     90,390
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
4 WHEEL DRIVE            244        206         18%      2,039      1,677         22%      1,006
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL      18,574     17,522          6%     87,434     80,715          8%     91,396
TRACTORS
--------------------------------------------------------------------------------------------------
COMBINES                 588        439         34%      2,411      1,805         34%      2,105
(SELF-PROPELLED)
--------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.

                        Equipment Manufacturers Institute
                  10 S. Riverside Plazao Chicago, IL 60606-3710
                     Phone: 312-321-1470o Fax: 312-321-1480
                               E-mail: emi@emi.org

Copyright(C) 2001 by the Equipment Manufacturers Institute. All rights reserved.

CFIEI Industry News                                                  Page 1 of 2

                                  [CFIEI LOGO]

                             JUNE 2001 FLASH REPORT
                      CANADA REPORT - RETAIL SALES IN UNITS
                         (Report released July 12, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

                                                             JUNE
                                    JUNE                  YEAR-TO-DATE                    MAY
------------------------------------------------------------------------------------------------------
                                                                                    2001       2000
   EQUIPMENT          2001      2000        % CHG.    2001      2000      % CHG.  CANADIAN   CANADIAN
                                                                                   (FIELD)    (FIELD)
                                                                                  INVENTORY  INVENTORY
------------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
UNDER 40 HP            645       598          8%     2,464     2,194         12%     3,598     2,769
------------------------------------------------------------------------------------------------------
40& UNDER 100 HP       658       627          5%     3,206     3,027          6%     3,726     3,599
------------------------------------------------------------------------------------------------------
100 HP & OVER          340       275         24%     1,885     1,493         26%     1,310     1,306
------------------------------------------------------------------------------------------------------
TOTAL                1,643     1,500         10%     7,555     6,714         13%     8,634     7,674
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
4 WD TRACTORS           37        20         85%       346       312         11%       165       128
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
TOTAL FARM
WHEEL TRACTORS       1,680     1,520         11%     7,901     7,026         13%     8,799     7,802
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
COMBINES
(SELF-PROPELLED)       119        92         29%       344       333          3%       603       675
------------------------------------------------------------------------------------------------------

CFIEI Industry News                                                  Page 2 of 2

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                      3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 (*) Fax: 905-632-7138
                              E-Mail: info@cfiei.ca

       Copyright(C) 2001 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

Send mail to webmaster with questions or comments about this website. LAST MODIFIED: JULY 12, 2001

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Debra E. Kuper
                                                 -------------------------------
                                                          Debra E. Kuper
                                                       Assistant Secretary



July 20, 2001